UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EyePoint Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30233G100

(CUSIP Number)

Ronald W. Eastman

EW Healthcare Partners L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,247,432 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,247,432 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,247,432 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,354 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 90,354 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,354 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,337,786 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,337,786 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,337,786 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,337,786 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,337,786 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,337,786 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,337,786 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,337,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,337,786 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,337,786 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,337,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,337,786 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,337,786 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,337,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,337,786 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,337,786 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,337,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,337,786 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,337,786 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,337,786 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,337,786 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed on April 10, 2018, as amended and supplemented by Amendment No. 1 thereto filed July 15, 2018, Amendment No. 2 thereto filed February 13, 2019 and Amendment No. 3 filed August 30, 2023 (as amended, the “Amended Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of EyePoint Pharmaceuticals, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Amended Schedule 13D. This Amendment No. 4 is being filed to reflect the sales of shares of Common Stock of the Issuer by the Reporting Persons that occurred between December 4, 2023 and December 6, 2023, as well as to reflect the issuance of shares of Common Stock by the Issuer to third parties in the Company Offering as described in Item 5 below.

(a) Name of Issuer: EyePoint Pharmaceuticals, Inc. (formerly known as pSivida Corp.)

(b) Address of Issuer’s Principal Executive Offices:

480 Pleasant Street

Watertown, Massachusetts 02472

(c) Title and Class of Securities: Common Stock

(d) CUSIP Number: 30233G100

Item 2.	Identity and Background.

(a) This Amendment No. 4 is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ( “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, Petri Vainio, an individual, and Steve Wiggins, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EWHP is a Delaware limited partnership; (ii) EWHP-A is a Delaware limited partnership; (iii) Essex IX Fund GP is a Delaware limited partnership; (iv) Essex IX General Partner is a Delaware limited liability company; (v) the Managers are all individuals who are citizens of the United States.

Item 4.	Purpose of Transaction

The Reporting Persons disposed of the Securities described in Item 5 for liquidity and market purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Securities at prices that would make the purchase or sale of Securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Except for the above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5.	Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to information set forth in the Issuer’s final prospectus on Form 424(b)(5) filed with the Securities and Exchange Commission on December 6, 2023, the number of shares of the Issuer’s Common Stock outstanding immediately following the consummation of the Company Offering was 47,074,138 shares.

EWHP INVESTORS. As of the date of this Amendment No. 4, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13D-3(d)(1)(i) of the Act, an aggregate 2,337,786 shares of Common Stock (the “Securities”), which represents approximately 5.0% of the Common Stock outstanding. The Securities include 2,247,432 shares held by EWHP and 90,354 shares held by EWHP-A. The Reporting Persons did not, and do not, have the right to acquire any additional shares of Common Stock within sixty days of the date of this Amendment No. 4. EWHP and EWHP-A have the sole voting and investment power with respect to their respective Securities.

During the last sixty (60) days, the Reporting Persons effected the following transactions in the Issuer’s Common Stock:

DATE	REPORTING PERSON	AMOUNT	PRICE	TYPE OF TRANSACTION
12/4/2023	EWHP	112,643	$20.01(1)	Open market sale
12/4/2023	EWHP-A	4,534	$20.01(1)	Open market sale
12/4/2023	EWHP	83,883	$22.04(2)	Open market sale
12/4/2023	EWHP-A	3,377	$22.04(2)	Open market sale
12/5/2023	EWHP	287,138	$20.14(3)	Open market sale
12/5/2023	EWHP-A	11,560	$20.14(3)	Open market sale
12/6/2023	EWHP	541,916	$20.17(4)	Open market sale
12/6/2023	EWHP-A	21,835	$20.17(4)	Open market sale
12/6/2023	EWHP	82,909	$20.69(5)	Open market sale
12/6/2023	EWHP-A	3,340	$20.69(5)	Open market sale

(1)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $20.00 to $20.29. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(2)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $22.00 to $22.44. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(3)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $20.00 to $20.53. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(4)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $19.57 to $20.56. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(5)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $20.57 to $20.86. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

Rule 13d-2(a) under the Act provides that if any material change occurs in the facts set forth in a reporting person’s Schedule 13D, including any material increase or decrease in the percentage of the class beneficially owned, such reporting person promptly shall file an amendment to such Schedule 13D. Rule 13d-2(a) further provides that an acquisition or disposition of securities in an amount equal to one percent (1%) or more of the class of securities shall be deemed “material” for purposes of the foregoing amendment requirement.

On December 8, 2023, the Issuer completed an offering of Securities (the “Company Offering”), which resulted in the ownership percentage of the Securities held by the Reporting Persons to be reduced by one percent (1%) or more of the Securities then outstanding. This Amendment No. 4 is being filed to, among other things, reflect and report such changes to such ownership percentages to the Securities held by the Reporting Persons as a result of the Company Offering, including the sixty (60)-day pre-amendment trading history required by Item 5(c) of Schedule 13D.

COMPANY OFFERING DATE	SHARES SOLD/ISSUED	COMPANY SHARES OUTSTANDING	REPORTING PERSONS	AMOUNT BENEFICIALLY OWNED	PERCENT OF CLASS	CHANGE IN PERCENT OF CLASS FROM PREVIOUS
12/8/2023	11,764,706	47,074,138	EWHP	2,247,432	4.8%	-5.3%
			EWHP-A	90,354	0.2%	-0.2%
			Essex IX Fund GP	2,337,786	5.0%	-5.5%
			Essex IX General Partner	2,337,786	5.0%	-5.5%
			Managers	2,337,786	5.0%	-5.5%

The share totals and ownership percentages reported by the Reporting Persons in this Amendment No. 4 are reflective of the Company Offering.

The filing of this Amendment No. 4 represents the final amendment to Amended Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.	Material to be filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated December 8, 2023.

Exhibit 2:	Voting and Investors Rights Agreement, dated December 31, 2020, by and among the Issuer, Ocumension Therapeutics, EW Healthcare Partners LP and EW Healthcare Partners -A LP (incorporated by reference to Exhibit 10.35 to the Issuer’s Annual Report on Form 10-K filed on March 10, 2023).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2023

EW HEALTHCARE PARTNERS L.P.			INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P., Its General Partner

By:	Essex Woodlands IX, LLC,		/s/ Martin P. Sutter
	Its General Partner		Name: Martin P. Sutter

By:	/s/ Ronald W. Eastman		/s/ R. Scott Barry
	Name:	Ronald W. Eastman	Name: R. Scott Barry
	Title:	Manager

EW HEALTHCARE PARTNERS-A L.P.

By:	Essex Woodlands Fund IX-GP, L.P.,		/s/ Ronald W. Eastman
	Its General Partner		Name: Ronald W. Eastman

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ Ronald W. Eastman		/s/ Petri Vainio
	Name:	Ronald W. Eastman	Name: Petri Vainio
	Title:	Manager

/s/ Steve Wiggins
Name: Steve Wiggins

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ Ronald W. Eastman
	Name:	Ronald W. Eastman
	Title:	Manager

ESSEX WOODLANDS IX, LLC

/s/ Ronald W. Eastman
Name:Ronald W. Eastman
Title:Manager